Mail Stop 6010

      August 22, 2005

Tower Semiconductor USA
4300 Stevens Creek Blvd., Suite 175
San Jose, CA 95129
As Agent for Service of Tower Semiconductor Ltd.

      Re:	Tower Semiconductor Ltd.
	Registration Statement on Form F-2
      Filed July 27, 2005
	File No. 333-126909
	Form 20-F for the Year Ended
      December 31, 2004
	Forms 6-K
      Filed May 26, 2005 and August 3, 2005
      File No. 0-24790

Dear Sir/Madam:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-2

Fee Tale
1. It appears that the rights should be registered and included in the fee table. Please revise or advise.
2. We note you are registering $25.5 million in securities to be issued upon exercise of the rights, yet the cover page of the prospectus states that you are distributing transferable rights to purchase up to $50 million of debentures. Please reconcile.

Prospectus Cover Page
3. We note the fourth paragraph, where you disclose that Israel Corp., SanDisk Corporation, and Alliance Semiconductor Corporation have already committed to exercise rights to be issued to them.
We
also note that "certain of our shareholders" have agreed to transfer their unexercised rights to Israel Corp. Provide a thorough legal analysis of why you believe the simultaneous public and private offerings and the communications related thereto are consistent with
Section 5 of the 1933 Act.  We will have further comments.

Questions and Answers About the Rights Offering, page 2
4. Explain the business reasons for structuring this as a rights offering for convertible debentures in the principal amount of $1 per share. If your intent was to reduce the dilution of your existing shareholders, why are they not given rights to purchase additional shares?

How will principal and interest be paid, page 2
5. Explain in more detail the last sentence regarding the non-payment of accrued interest.
6. Expand to describe the possible postponement of payments under the debentures, and supplementally explain why you believe this provision is consistent with the requirements of the Trust Indenture Act of 1939.
7. Add a separate Q & A to discuss the current and future subordination of the debentures and the dollar amount of indebtedness outstanding to which they are subordinated.
8. Add a separate Q & A to disclose whether the debentures will be listed for trading.

Must I convert the debentures I hold into ordinary shares, page 3
9. Please specifically state under this heading that accrued interest will not be paid if mandatory conversion of the debentures occurs. We refer you to your disclosure in the last sentence on page 35. Why are we engaging in the rights offering, page 3
10. Revise the answer to this question to explain more concisely why you are engaging in this offering. The current disclosure is confusing.
11. We note your disclosure in the penultimate sentence that you are raising the financing required by the credit facility amendment from
Israel Corp. and SanDisk "through this rights offering in order to allow other shareholders to participate." Please explain this in more detail since your cover page states that Israel and SanDisk are not receiving securities pursuant to this registered rights offering.
Discuss supplementally the integration issues that arise with this transaction, which you appear to have structured as a combined public/private offering, and why you believe it is consistent with
Section 5 of the 1933 Act, as we noted in our previous comment.
We
may have further comments.

How do you transfer your rights, page 4
12. Explain in more detail the very unusual one-day NASDAQ listing of the rights. Are you aware of other registered offerings that have done this?

Can you sell or give away your rights, page 5
13. Because there are no dates filled in, we are unable to determine the order in which these events will take place. For example, when will the trading day be relative to the expiration date? Revise the disclosure here to clearly explain the sequence of this offering. Also tell us how a new investor who purchases the unexercised rights on NASDAQ will have enough information to decide whether or not to exercise the right. We may have further comments when the disclosure is revised.

What are the federal income tax and Israeli income tax consequences, page 5
14. You state under this heading that rights received under employee share option plans "may be" taxable. However, on page 6, you disclose that the transfer and exercise of rights granted under the employee option plans "are" taxable. Please clarify your disclosure.
15. Please note you will need to file an opinion of counsel which describes the material federal income tax consequences as an exhibit.
You should also revise the disclosure here and elsewhere in the prospectus to clearly describe counsel`s opinion regarding the material federal income tax consequences.



What happens if you choose not to exercise your rights, page 5
16. Expand to disclose the extent to which current shareholders will be diluted, assuming all rights are exercised and all debentures are converted. Also disclose the percentage of shares SanDisk, Alliance, and Israel Corp. will hold if they convert their debentures and whether they have expressed their intent to do so.

Risks Affecting Our Business, page 8

If the amendment to our credit facility . . ., page 8
17. We note the reference to "other things" for which the amendment provides. Please describe all material terms of the amendment. Describe the "certain financial ratios and covenants" to which you refer and any material risk to your satisfying the amended terms with regard to them. Revise the narrative to explain any known impediments to the consummation of the amendment to your credit facility agreement. The revised narrative should also state the date by which the amendment must be consummated to avoid the threat to your operations. Include a reference to more detailed disclosure of the amended credit facility elsewhere in the prospectus.

If we do not meet conditions to receive the Israeli government grants
.. . ., page 9
18. Explain the specific reasons for which you do not expect to satisfy the requirement that you complete your Fab 2 investment. Give the time frame by which you will learn whether the Investment Center will approve your new expansion program. Describe concretely the "adverse effect on [your] operations" as referenced in the last sentence. Describe any external political, economic or other considerations that may impact your receipt of grants and benefits from the Israeli government.

If we are considered to be a passive foreign investment company .
..
.., page 22
19. State whether you have been found to be a PFIC in past years or other reasons why you believe there to be a material risk that you may be found to be a PFIC presently or in the future.

Effect of This Rights Offering on Our Convertible Securities, page
25
20. Please disclose the approximate number of shares that will be sold to employees assuming all rights offered pursuant to the Employee Share Option Plans are exercised and all debentures issued in the rights offering are converted into your ordinary shares.
21. Please explain in greater detail the calculation of the "economic benefit" component of your employee share options, convertible debentures and Series 1 Options and how the share conversion will be adjusted to reflect this benefit. We refer you to your disclosure in the last paragraph on page 25 and the first full paragraph on page 26.

The Rights Offering, page 26

No Recommendation to Rights Holders, page 27
22. Please disclose the aggregate percentage of your outstanding common stock currently held by your officers and directors, and quantify the approximate number of shares that will be sold to these parties assuming all rights are exercised and all debentures issued in the rights offering are converted into your ordinary shares. Please include options granted to your executive officers and directors that entitle their holders to receive rights in this offering.

Our Decision Will Be Binding on You, page 28
23. We note your disclosure that you, in your sole discretion, may waive any defect or irregularity regarding the exercise of the rights. Please disclose the factors you may consider in determining whether to waive any such defect or irregularity.

Method of Exercise of Rights for Record Holders, page 28
24. State, if true, that the rights offering will not be extended beyond the subscription period.

Material Income Tax Considerations, page 43

United States Tax Considerations, page 46
25. Please file a tax opinion as an exhibit, and revise the disclosure to describe counsel`s opinion regarding the material federal income tax consequences. Counsel should clearly opine on each material issue. If counsel is unable to opine on any issue, so state, and explain why counsel cannot opine. We may have further comments after the disclosure is revised.
26. Remove the "No Reliance" bold paragraph on page 47, or explain why you believe it is appropriate to include it. What is the second sentence supposed to mean?
27. We note your statement at the bottom of page 47 that you expect the fair market value of the rights to be zero. How is this consistent with your intent to list unexercised rights on NASDAQ to give holders a chance to sell them?

Experts, page 55
28. We note your reference to the limited procedures performed in accordance with those prescribed by the Institute of Certified Public
Accountants in Israel by Brightman Almagor & Co. for the interim financial statements for the periods ended March 31, 2004 and 2005.
In Exhibit 15.1, the letter from Brightman Almagor & Co. also refers to these periods. We note that you incorporate by reference your Form 6-K filed on May 26, 2005. That Form 6-K includes the review report of Brightman Almagor & Co. dated May 26, 2005 for the March 31, 2005 financial statements, but not the review report dated April
28, 2004 on the March 31, 2004 financial statements. If you continue to include these references, please also include, or incorporate by reference, each of the review reports. Please also refer to our comment below with respect to your presentation of Israeli GAAS review reports.

Where You Can Find More Information; Incorporation of Information
by
Reference, page 56
29. Please correct the reference to a Form 6-K filed on July 24,
2005
at the top of page 57.

Exhibits
30. Note that when you file all exhibits relating to this transaction, we may have further comments after we have had a chance to review them.

Form 20-F for the Year Ended December 31, 2004

Item 15. Controls and Procedures, page 81
31. Under Item 15(a) of Form 20-F, your officers should disclose their conclusions regarding the effectiveness of your disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e))
as of the end of the period covered by the report. Please give us your conclusion as of that date and based upon the applicable definition and provide the conclusion required by Item 15(a) of Form
20-F in future filings.
32. Please provide, and include in future filings, the disclosures required by Item 15(d) of Form 20-F. Please note that the disclosure relates to any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Your current disclosure appears to only address significant changes in disclosure controls that could significantly affect those controls subsequent to the date of your evaluation.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1
33. Please tell us why the audit opinion refers only to a U.S. GAAP reconciliation with respect to your financial position and results of operations for the period presented and does not include your statements of cash flows. Please explain how you complied with Item
17(c)(2)(iii) of Form 20-F.
34. Please tell us about any evaluations and conclusions with respect to your ability to continue as a going concern as of December 31, 2004. Please see AU Section 341.

Note 12. Commitments and Contingencies, page F-18

A. Commitments and Contingencies Relating to FAB 2, page F-18

(6) Facility Agreement, page F-22
35. Please tell us how you will account for the indemnification agreement with TIC discussed in the last paragraph on page F-24 under
U.S. GAAP. Please cite the accounting literature upon which you will rely and explain how you will apply that literature to your situation.

Forms 6-K filed May 26, 2005 and August 3, 2005
36. We note that you have incorporated by reference into all effective registration statements your financial statements for the periods ended March 31, and June 30, 2005. In addition, the financial statements for the period ended March 31, 2005 were incorporated by reference into your Form F-2 filed on July 27, 2005.
It appears that these statements were included under Item 8.A.5 of Form 20-F. Please update your Form F-2 to include the June 30, 2005 financial statements required by Item 8.5.A of Form 20-F. Please also amend to include in the registration statements, or incorporate by reference, an MD&A discussion of the most recent comparative interim periods in your registration statements.
37. Under Item 8.A.5 of Form 20-F, you are encouraged, but not required, to have your interim financial statements reviewed by an independent auditor in accordance with the standards of the PCAOB (U.S.). We note that you include review reports of Brightman Almagor
& Co. in accordance with standards prescribed by the Institute of Certified Public Accountants in Israel for interim financial statements. Since the review was not conducted in accordance with the standards of the PCAOB (U.S.), you should remove the references to those review reports in your Form F-2 and not include or incorporate by reference those review reports from your Forms 6-K. Alternatively, if you believe that inclusion of those review reports is required or necessary, then we believe that you should include cautionary language where you refer to those reports and immediately prior to the reports to inform investors that the reviews were not conducted in accordance with the standards of the PCAOB (U.S.) and describe the differences between a review conducted in accordance with the standards of the PCAOB (U.S.) and the standards of the Institute of Certified Public Accountants in Israel.

Form 6-K Filed August 3, 2005
38. In future filings please provide all of the disclosures required by Item 10(e) of Regulation S-K with respect to each non-GAAP financial measure you disclose.

*     *     *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

      Sincerely,



								Peggy A. Fisher
								Assistant Director

cc (via fax):  	David H. Schapiro, Esq.		Sheldon Krause,
Esq.
	Ari Fried, Esq.				Eilenberg & Krause LLP
	Yigal Arnon & Co.			212.986.2399
	1 Azrieli Center
	Tel Aviv, 67021 Israel
??

??

??

??

Tower Semiconductor USA
As Agent for Service of Tower Semiconductor Ltd.
August 22, 2005
Page 1